March 29, 2012

[VIA EDGAR]

Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	AvalonBay Communities, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 27, 2012
File No. 001-12672

Dear Mr. Woody:

This letter is submitted on behalf of AvalonBay Communities, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated March 20, 2012. For your convenience, the Staff’s comments and the responses thereto are set forth below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 36

Results of Operations, page 39

1.   Please disclose the number of properties moved to and removed from your Established Communities (also known as Same Store Communities) category for each of the year’s presented.

Response No. 1:

In response to the Staff’s comment, the Company supplementally informs the Staff that the Company disclosed the number of communities and associated apartment homes comprising each category of the Company’s real estate investment portfolio at December 31, 2011 under Item 2, Communities, on page 17 of the Company’s Annual Report on Form 10-K.  The Company proposes to expand its annual disclosure in future filings by providing the number of communities moved to and removed from its Established Communities portfolio as compared to the prior year, exclusive of phased community combinations, following the table on page 17 of the Company’s Annual Report on Form 10-K, as shown below using the information for 2011 for illustrative purposes:

For the years ended December 31, 2011, 2010 and 2009, there were 17, 14 and 10 communities added to the Company’s Established Communities portfolio as compared to the prior year, and 10, 5 and 12 communities removed from the Company’s Established Communities portfolio as compared to the prior year.

Mr. Kevin Woody

Securities and Exchange Commission

March 29, 2012

Critical Accounting Policies

Cost Capitalization, page 54

2.   Please tell us and disclose in future filings, the amount of salaries and other compensation that was included within your capitalized indirect costs for each year presented.

Response No. 2:

In response to the Staff’s comment, the Company supplementally informs the Staff that compensation related costs represent more than 80% of the capitalized indirect costs for each period disclosed in the Company’s Annual Report on Form 10-K.  The Company proposes to revise its disclosure in future filings, as shown below using the Company’s 2011 disclosure for illustrative purposes, with the revised portions underlined, to facilitate your review:

During the development and redevelopment efforts we capitalize all direct costs and indirect costs which have been incurred as a result of the development and redevelopment activities. These costs include interest and related loan fees, property taxes as well as other direct and indirect costs. Interest is capitalized for any project specific financing, as well as for general corporate financing to the extent of our aggregate investment in the projects.  Indirect project costs, which include personnel and office and administrative costs that are clearly associated with our development and redevelopment efforts, are also capitalized. Capitalized indirect costs associated with our development and redevelopment activities are comprised primarily of compensation related costs for associates dedicated to the Company’s development and redevelopment efforts and total $23,984,000, $21,475,000 and $24,932,000 for 2011, 2010, and 2009, respectively. The estimation of the direct and indirect costs to capitalize as part of our development and redevelopment activities requires judgment and, as such, we believe cost capitalization to be a critical accounting estimate.

In connection with responding to your comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2011;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 10-K for the year ended December 31, 2011; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me or Keri Shea, Vice President, Finance & Treasurer (principal accounting officer), at (703) 329-6300 if any questions arise concerning the responses contained in this letter or any other matters related to the Company’s filings with the Commission.

Very truly yours,

/s/ Thomas J. Sargeant
Thomas J. Sargeant
Chief Financial Officer

Cc:	Timothy J. Naughton, Chief Executive Officer and President
AvalonBay Communities, Inc.
Edward M. Schulman, Executive Vice President and General Counsel
AvalonBay Communities, Inc.
Keri Shea, Vice President, Finance & Treasurer
AvalonBay Communities, Inc.